MagnaChip Semiconductor Corporation

c/o MagnaChip Semiconductor, Ltd.

215, Daesin-ro, Heungdeok-gu

Cheongju-si, Chungcheongbuk-do, 28429, Republic of Korea

Office +82 43 718 3535

jonathan.kim@magnachip.com

August 16, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:	MagnaChip Semiconductor Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 21, 2017 File No. 001-34791

Dear Mr. James:

MagnaChip Semiconductor Corporation (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 2, 2017, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated August 2, 2017, has been reproduced herein (in bold), with the Company’s response following such text. Unless the context otherwise requires, references to “MagnaChip,” “our,” “us,” or “we” mean MagnaChip Semiconductor Corporation on a consolidated basis with its wholly owned subsidiaries.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Financial Statements

Note 4. Inventory, page 96

1.	We note that you establish a reserve for inventory and present a roll-forward in the second table on page 96. Please address the following:

•	Tell us what the reduction of $297 thousand presented as a ‘change in reserve’ in Fiscal 2015 represents.

•	Tell us whether the ‘change in reserve’ caption is a net amount for each period presented in the table and if so, provide us with the gross amount of impairment charges recorded pursuant to ASC 330-10-35-2 and the gross amounts of any recoveries or other items that reduced the caption amount for each period.

•	Explain to us how your accounting for impaired inventory complies with ASC 330-10-35-14 and SAB Topic 5.BB.

Response: The Company respectfully informs the Staff that the reduction of $297 thousand presented as a ‘change in reserve’ in the fiscal year ended December 31, 2015 represents a net change in reserve attributable to a reduction of reserves offset by an addition to inventory reserves established in the same period. The reduction of reserves was recorded in connection with previously reserved items that were sold during the period as a result of an unexpected increase in customer demand. The reduction of reserves did not cause any inventory to be written up as of December 31, 2015.

MagnaChip Semiconductor, Ltd., 215, Daesin-ro, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, 28429, Republic of Korea

The following table presents the gross amount of inventory reserve charged to cost of sales, recorded pursuant to ASC 330-10-35-2, and the reduction of inventory reserve for the sale of previously reserved inventory for the years ended December 31, 2016, 2015 and 2014 (in thousands):

	Year Ended December 31,
	2016	2015	2014
Beginning balance	(16,033)	(47,488)	(72,400)

Change in reserve
Inventory reserve charged to costs of sales	(7,646)	(13,635)	(12,938)
Sale of previously reserved inventory	4,985	13,932	12,055

	(2,661)	297	(883)

Write off	11,384	29,146	23,765
Translation adjustments	133	2,012	2,030

Ending balance	(7,177)	(16,033)	(47,488)

The Company evaluates the sufficiency of inventory reserves in accordance with ASC 330-10-35-2 and takes into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product age and other factors. As a result, the Company’s inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. Reserves are also established for excess inventory based on the Company’s current inventory levels and projected demand and the Company’s ability to sell those specific products. Situations that could cause these inventory reserves include changes in business and economic conditions, changes in consumer confidence caused by changes in market conditions, sudden and significant decreases in demand for the Company’s products, inventory obsolescence because of rapidly changing technology and consumer requirements, or failure to estimate end customer demand properly.

In accordance with ASC 330-10-35-14 and SAB Topic 5.BB, once a reserve is established for a particular item based on the Company’s assessment as described above, it is maintained until the related item is sold or scrapped as a new cost basis has been established that cannot subsequently be marked up. In tracking the new cost basis for impaired inventory, the Company retains both the original cost and the aggregate of all write-downs (i.e. the inventory reserve) in the Company’s accounting records. When previously written down inventory is sold or scrapped, the reserve established for that inventory is reversed in the same period. As a result, the new cost basis is appropriately matched to the sale or scrap of the impaired inventory.

*    *    *    *    *

If you have any questions regarding our responses, please feel free to contact me by telephone at +82 43 718 3535 or by email at jonathan.kim@magnachip.com.

Very truly yours, MagnaChip Semiconductor Corporation

By:	/s/ Jonathan W. Kim
Jonathan W. Kim Chief Financial Officer, Executive Vice President and Chief Accounting Officer

cc:	Tara Harkins, SEC

Theodore S. Kim, MagnaChip Semiconductor Corporation

Stuart Ogg, Jones Day
Micheal Reagan, Jones Day

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